

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2019

Jack Pacheco
Chief Financial Officer
SMART Global Holdings, Inc.
c/o Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman, Cayman Islands KY1-1104

  Re: SMART Global Holdings, Inc.
   Form 10-K for the Fiscal Year Ended August 31, 2018
   Filed October 30, 2018
   File No. 001-38102

Dear Mr. Pacheco:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Electronics and Machinery